SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under

                 The Public Utility Holding Company Act of 1935


                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY

                (Name of top registered holding company parent of
                          each applicant or declarant)


                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)


         The Commission is requested to mail signed copies of all orders, notices and communications to the above agents for service and to:

     W. L. Westbrook                                  John D. McLanahan, Esq.
 Financial Vice President                             Troutman Sanders LLP
   The Southern Company                             600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                               Suite 5200
   Atlanta, Georgia 30303                          Atlanta, Georgia 30308-2216


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Item 1.  Description of Proposed Transactions.
         1.1 Summary. The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Pursuant to orders dated March 15, 1994 and August 1, 1995 (Holding Company Act Rel. Nos. 26004 and 26346, respectively), Southern is currently authorized to issue and sell from time to time, prior to April 1, 2000, short-term and/or term-loan notes to lenders and commercial paper to dealers in an aggregate principal amount at any one time outstanding of up to $1 billion.1 At January 31, 1996, commercial paper and notes evidencing bank borrowings in an aggregate principal amount of $584,452,378 were outstanding under such authorization.2
         The August 1, 1995 order authorizes Southern to use the proceeds of such borrowings and/or commercial paper sales to make investments in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), provided that the sum of (i) the outstanding amount of borrowings and/or proceeds of commercial paper sales at any time invested by Southern in EWGs and FUCOs, (ii) the net proceeds of sales of new common stock used for the purpose of making such investments, as authorized in File Nos. 70-8277 and 70-8435, and
(iii) the principal amount of any securities of any EWGs or FUCOs in respect of which Southern has provided a guarantee, as authorized in File No. 70-8277,

________________________
    1 At December 31, 1995, the maximum aggregate principal amount of notes that may be issued pursuant to the exemption from the provisions of Section 6(a) of the Act afforded by the first sentence of Section 6(b) was $167,385,729.

    2 Effective September 28, 1995, Southern established a commercial paper program with J.P. Morgan Securities, Inc., Lehman Brothers, Inc., and Morgan Stanley & Co. Incorporated, as dealers. At January 31, 1996, Southern had issued and outstanding commercial paper notes in an aggregate principal amount of $581,452,378.

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shall not, when added to Southern's "aggregate investment" (as defined in Rule
53) in all EWGs and FUCOs, exceed, at any point in time, 50% of Southern's "consolidated retained earnings" (also as defined in Rule 53) (hereinafter referred to as the "Investment Limitation"). At January 31, 1996, Southern's "aggregate investment" in all EWGs and FUCOs was $1,231,236,316, 3 which is equal to 37.4% of Southern's "consolidated retained earnings" for the four quarters ended September 30, 1995.

         In a separate proceeding (File No. 70-8725), Southern is seeking relief which, if granted, would permit Southern to use the proceeds of authorized securities sales and guarantees to make investments in EWGs and FUCOs in an aggregate amount which, when added to Southern's "aggregate investment" at any time in all such entities, would not exceed an amount equal to Southern's "consolidated retained earnings."
         Southern is now requesting authorization to issue short-term and term-loan notes and/or commercial paper from time to time prior to April 1, 2001, in an aggregate amount at any time outstanding not to exceed $2 billion. Southern proposes to use the proceeds of such borrowings and/or commercial paper sales to invest in subsidiaries in accordance with authorizations obtained in separate proceedings, as described in Item 1.5, below, and to make additional investments, directly or indirectly, in one or more EWGs and FUCOs, subject to the Investment Limitation stated above, or to such greater investment limitation as may be allowed in File No.70-8725.




________________________
    3 "Aggregate investment," as stated, is inclusive of amounts that Southern has invested in special purpose subsidiaries (so-called "Project Parents") organized to acquire and hold investments in EWGs and FUCOs. See File No. 70-8421.



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         1.2 Credit Facilities. Southern proposes to effect borrowings from certain banks or other lending institutions up to such amounts as will be indicated on the list of such institutions to be filed by amendment, provided that the aggregate amount of borrowings by Southern from such institutions, together with the aggregate amount of commercial paper at any time issued and outstanding, will not exceed $2 billion. Such borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than seven (7) years after the date of issue, or by "grid" notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowings and to mature in not more than seven (7) years after the date of issue. Southern proposes that it may provide that any note evidencing such borrowings may not be prepayable, or that it may be prepaid with payment of a premium that is not in excess of the stated interest rate on the note to be prepaid, which premium, in the case of a note having a maturity of more than one year, would generally thereafter decline to the date of the note's final maturity. The form of note applicable to this paragraph will be filed by amendment as Exhibit A-1.
         Borrowings from the listed institutions will be at the lender's prevailing rate offered to corporate borrowers of similar quality, which will not exceed the prime rate or (i) LIBOR plus up to 3/4 of 1%, (ii) the lender's certificate of deposit rate plus up to 1%, or (iii) a rate not to exceed the prime rate to be established by bids obtained from the lenders prior to a proposed borrowing.
         Southern may pay a commitment fee based upon the unused portion of each lender's commitment. The total fee is determined by multiplying the unused portion of the lender's commitment by up to 1/2 of 1%. Compensating balances may be used in lieu of fees to compensate certain of the lenders.4
         A list of the proposed lending institutions, setting forth the maximum amount to be borrowed from each, will be filed by amendment as Exhibit A-2 hereto. Borrowings pursuant to the authority hereby sought may be effected among the listed institutions up to the respective principal amounts so listed. In connection with borrowings in excess of such listed amounts or from any lender not listed therein, a revised list in each case will be filed pursuant to Rule 24.
         1.3 Commercial Paper Sales to or through Dealers. Southern also proposes that it have authority to issue and sell commercial paper to or through dealers from time to time prior to April 1, 2001. Such commercial paper will be in the form of promissory notes with varying maturities not to exceed nine months. Actual maturities will be determined by market conditions, the effective interest costs and Southern's anticipated cash flow, including the proceeds of other borrowings, at the time of issuance. The commercial paper notes will be issued in denominations of not less than $250,000 and will not by their terms be prepayable prior to maturity. The form of commercial paper note will be filed by amendment as Exhibit A-3.


_____________________________
    4 Currently, Southern has committed credit facilities with 21 banks totaling commitments of $1 billion, as well as several uncommitted facilities.




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         The commercial paper will be sold by Southern directly to or through a dealer or dealers (the "dealer"). The discount rate (or the interest rate in the case of interest-bearing notes), including any commissions, will not be in excess of the discount rate per annum (or equivalent interest rate) prevailing at the date of issuance for commercial paper of comparable quality of the particular maturity sold by issuers thereof to commercial paper dealers.
         No commission or fee will be payable in connection with the issuance and sale of commercial paper, except for a commission not to exceed 1/8 of 1% per annum payable to the dealer in respect of commercial paper sold through the dealer as principal. The dealer will reoffer such commercial paper at a discount rate of up to 1/8 of 1% per annum less than the prevailing interest rate to the issuer or at an equivalent cost if sold on an interest-bearing basis. The name or names of the commercial paper dealers (other than those specified in note 2, supra) will be supplied by amendment or pursuant to Rule 24 prior to any sales of commercial paper to or through such dealers.
         Each certificate under Rule 24 with respect to the issue and sale of commercial paper will include the name or names of the commercial paper dealers, the amount of commercial paper outstanding as of the end of each quarter and information with respect to the discount rate and interest rate.
         1.4 Relation to Other Authorizations. Upon the issuance of the Commission's order in this proceeding, Southern will relinquish its authorization in File No. 70-8309 without prejudice, however, to transactions that are consummated in reliance upon the orders of the Commission in said proceeding prior to such date. It is Southern's intent that the authorization sought in this file would supersede and replace the authorization in File No. 70-8309 effective immediately upon the date of the Commission's order herein.
         1.5 Use of Proceeds. As indicated, Southern proposes to use the net proceeds from the borrowings and/or commercial paper sales proposed herein, together with other available funds, to make additional investments in subsidiaries. Investments by Southern in subsidiaries would only be made in accordance with existing or future authorizations in separate proceedings, or in accordance with such exemptions as may exist under the Act and the rules and regulations thereunder. In that regard, Southern states that it currently has authority to make investments only in the following subsidiaries: Southern Company Services, Inc. (File No. 70-8203); Southern Electric International, Inc. (File No. 70-7932); The Southern Development and Investment Group, Inc. (File No. 70-8173); Southern Communications Services, Inc. (File No. 70-8233); and Southern Nuclear Operating Company, Inc. (File No. 70-8147).5 Projections of the levels of financing of the activities of each of these subsidiaries are contained in the relevant related file. Southern states that it will not use any portion of the proceeds from the borrowings and/or commercial paper sales for which authority is sought herein to make investments in such subsidiaries, except in accordance with and subject to any limitations contained in the Commission's orders granting the applications in those related proceedings and/or in accordance with any applicable exemption, including Rules 45(b) and 52.



_________________________
    5 In addition, Southern is authorized to make investments in so-called "Project Parents" to fund acquisitions of EWGs and FUCOs. (File No. 70-8421).


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         Southern does not anticipate the need to make any additional investments in any of its operating electric utility subsidiaries during the proposed authorization period.
         The proposed increase in the amount of borrowings and commercial paper at any time outstanding is required primarily to enable Southern to fund possible future investments in EWGs and FUCOs, subject to the Investment Limitation, as it may be modified in File No. 70-8725. In this connection, it has been Southern's experience since 1993 that purchases of existing power plants and distribution systems, such as may be offered in foreign utility system privatization programs, are typically cash funded at closing using short-term credit sources, and subsequently refinanced in part on a non-recourse basis, with the proceeds of such refinancing used to pay down short-term borrowings by Southern or, alternatively, short-term borrowings by Project Parents that have been guaranteed by Southern.6 Ultimately, Southern projects the need to fund a substantial part of its investment in EWGs and FUCOs from the proceeds of new sales of common stock. However, the timing of common stock sales tends to be driven by market conditions, by dividend reinvestment levels, and by the appetite of employees for Southern's common stock under various stock purchase plans that are maintained by Southern.


__________________________________
    6 For example, this was Southern's experience in the case of its investments in Chile and Trinidad and Tobago, as well as in the case of its purchase of a non-exempt cogeneration facility in Alabama (see File No. 70-8505).



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         Although Southern currently has authority to guarantee up to $1.2 billion of the securities issued by EWGs, FUCOs and Project Parents in order to fund a cash closing on the purchase of a project,7 Southern believes that indirect borrowings (i.e., borrowings by EWGs, FUCOs and Project Parents) that are guaranteed by Southern are generally more costly than direct borrowings by Southern, as well as more difficult to arrange on short notice. Currently, Southern's lowest cost short-term credit options are commercial paper sales, combined with borrowings under uncommitted bank credit facilities.
         1.6 Retirement of Notes. Any short-term borrowings outstanding hereunder after March 31, 2001 will be retired from internal sources of cash or the proceeds of financings heretofore or hereafter approved in separate filings, including but not limited to File Nos. 70-8277 and 70-8435, refinancings of EWG and FUCO indebtedness on a non-recourse basis, and other distributions from EWGs and FUCOs.
         Appended as Exhibit G hereto (pursuant to a request for confidential treatment under Rule 104) is a monthly cash budget through December 31, 1997, showing, among other things, projected levels of borrowings by Southern based on certain assumptions regarding the amounts and timing of potential investments in EWGs and FUCOs, and anticipated levels of common stock sales, which are also dependent in terms of both timing and amount upon Southern's success in making new investments in EWGs and FUCOs. There is no certainty that Southern will make any of these


_________________________
    7 See Holding Company Act Rel. No. 26349, dated August 3, 1995 (File No. 70-8722).


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investments. The cash forecast is intended merely to depict the relationship of the aggregate amount of bank borrowings and commercial paper at any time outstanding and future common stock sales to Southern's "aggregate investment" in EWGs and FUCOs using a realistic set of assumptions.

         1.7 Filing of Certificates. Southern hereby requests authority to file certificates of notification under Rule 24 relating to the financing transactions proposed herein on a quarterly basis (within 45 days following the close of each calendar quarter).

Item 2.   Fees, Commissions and Expenses.
         The fees, commissions, and expenses paid or incurred or to be paid or incurred in connection with the proposed transactions (in addition to those described in Item 1 hereof) of this Application or Declaration are estimated not to exceed $10,000, including the Commission's $2,000 filing fee.


Item 3.   Applicable Statutory Provisions.

         The transactions proposed herein are subject to Sections 6(a), 7, 32 and 33 of the Act (to the extent not exempt from the provisions of Sections 6(a) and 7 by reason of the first sentence of Section 6(b)) and to Rules 23, 42, 53 and 54 thereunder. The proposed transactions will be carried out in accordance with the procedures specified in Rule 23 and pursuant to an order of the Commission with respect thereto.
         Compliance with Rule 53. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.
         Rule 53(a)(1): At January 31, 1996, Southern had invested, directly or indirectly, an aggregate of $1,231,236,316 in EWGs and FUCOs (inclusive of investments in Project Parents), or 37.4% of "consolidated retained earnings" for the four consecutive quarters ended September 30, 1995. As indicated, in a related proceeding, Southern is seeking relief which would enable it to finance investments in EWGs and FUCOs in an amount that is equal to Southern's "consolidated retained earnings."
         Rule 53(a)(2): Southern maintains and will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in

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which it directly or indirectly holds an interest. In addition, each domestic
EWG in which Southern holds an interest maintains its books and records and prepares its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). The books and records and financial statements of each FUCO in which Southern holds an interest (including those that are "majority-owned subsidiaries" and those that are not) are maintained and prepared in conformity with GAAP. All of such books and records and financial statements will be made available to the Commission, in English, upon request.
         Rule 53(a)(3): No more than 2% of the employees of Southern's operating utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.
         Rule 53(a)(4): Southern is simultaneously submitting a copy of this Application or Declaration, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Southern's Form U5S (commencing with the Form U5S to be filed for calendar year 1995), to each of the public service commissions having jurisdiction over the retail rates of Southern's operating utility subsidiaries.
         In addition, Southern states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).
         Rule 53(b)(1): Neither Southern nor any subsidiary of Southern is the subject of any pending bankruptcy or similar proceeding.
         Rule 53(b)(2): Southern's average consolidated retained earnings for the four most recent quarterly periods ($3.292 billion) represented an increase of approximately $79 million in the average consolidated retained earnings for the previous four quarterly periods ($3.213 billion).
         Rule 53(b)(3): For the year ended December 31, 1995, Southern did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs.

Item 4.  Regulatory Approval.
         The issuance and sale of securities by Southern are not subject to the jurisdiction of any State commission or of any federal commission other than this Commission.

Item 5.  Procedure.
         Southern requests that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Southern hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.

Item 6.  Exhibits and Financial Statements.
         (a)  Exhibits.
         A-1      -       Form of note. (To be filed by amendment).

         A-2      -       List of lending institutions,
                          setting forth the maximum amount
                          that may be borrowed. (To be filed
                          by amendment).

         A-3      -       Form of commercial paper note.  (To be filed by
                          amendment).

         F        -       Opinion of Counsel. (To be filed by amendment).

         G        -       Monthly Cash Budget for 1996 - 1997 (Filed pursuant
                          to Rule 104) ("P")

         H        -       Form of Federal Register Notice.


         (b)  Financial Statements.

                           Corporate balance sheet of Southern at September 30, 1995. (To be filed by amendment).

                           Corporate statement of income and statements of earnings retained in the business and of amount paid in for common stock in excess of par value of Southern for the twelve months ended September 30, 1995. (To be filed by amendment).

                           Consolidated balance sheet of Southern and its subsidiaries at September 30, 1995. (Designated in Southern's Form 10-Q for the quarter ended September 30, 1995, File No.
                           1-3526).

                           Consolidated statement of income and statements of earnings retained in the business and amount paid in for common stock in excess of par value of Southern and its subsidiaries for the twelve months ended September 30, 1995. (Designated in Southern's Form 10-Q for the quarter ended September 30, 1995, File No. 1-3526).

         Since September 30, 1995, there have been no material changes, not in the ordinary course of business, in the financial conditions of Southern or of Southern and its subsidiaries consolidated from that set forth in or contemplated by the foregoing financial statements.

Item 7.  Information as to Environmental Effects.
         (a) In light of the nature of the proposed transactions, as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 7, 1996                            THE SOUTHERN COMPANY


                                                   By __/s/Tommy Chisholm___
                                                         Tommy Chisholm
                                                           Secretary